SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                               AT HOME CORPORATION
                                (Name of Issuer)

                              SERIES A COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                                    045919101
                                 (CUSIP Number)

                              Arthur R. Block, Esq.
                               Comcast Corporation
                               1500 Market Street
                      Philadelphia, Pennsylvania 19102-2148
                                 (215) 665-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 18, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

CUSIP No. 045919101                    13D                Page 2 of 8 Pages
-------------------                                       ----------------------
--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Comcast Corporation
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Pennsylvania
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER

         NUMBER OF SHARES                   31,253,180
           BENEFICIALLY              -------------------------------------------
             OWNED BY                 8     SHARED VOTING POWER
          EACH REPORTING
           PERSON WITH                      0
                                     -------------------------------------------
                                      9     SOLE DISPOSITIVE POWER

                                            31,253,180
                                     -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                            0
                                     -------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            31,253,180
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [X]
            EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO
----------- --------------------------------------------------------------------
*  Excludes shares held by other parties to the Stockholders' Agreement (see
   Item 6 of the Schedule 13D filed on January 29, 1998).

CUSIP No. 045919101                    13D                Page 3 of 8 Pages
-------------------                                       ----------------------
--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Comcast Online Communications, Inc.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

         NUMBER OF SHARES             7     SOLE VOTING POWER
           BENEFICIALLY
             OWNED BY                       29,114,600
          EACH REPORTING             -------------------------------------------
           PERSON WITH                8     SHARED VOTING POWER

                                            0
                                     -------------------------------------------
                                      9     SOLE DISPOSITIVE POWER

                                            29,114,600
                                     -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

           29,114,600
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [X]
            EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
-------------------------------------------------------------------------------
*  Excludes shares held by other parties to the Stockholders' Agreement (see
   Item 6 of the Schedule 13D filed on January 29, 1998).

CUSIP No. 045919101                    13D                Page 4 of 8 Pages
-------------------                                       ----------------------
--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Comcast PC Investments Inc.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
         NUMBER OF SHARES
           BENEFICIALLY                     29,114,600
             OWNED BY                -------------------------------------------
          EACH REPORTING              8     SHARED VOTING POWER
           PERSON WITH
                                            0
                                     -------------------------------------------
                                      9     SOLE DISPOSITIVE POWER

                                            29,114,600
                                     -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            29,114,600
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [X]
            EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------
*      Excludes shares held by other parties to the Stockholders' Agreement (see
       Item 6 of the Schedule 13D filed on January 29, 1998).

     This Amendment No. 3 amends the Report on Schedule 13D, originally filed on January 29, 1998 as amended by Amendment No. 1 filed on May 2, 2000 and Amendment No. 2 filed on January 11, 2001 (as amended, the "Schedule 13D") by Comcast Corporation ("Comcast"), and relates to shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation (the "Company" or the "Issuer"). Pursuant to Rule 13d-3 under the Act, this Amendment No. 2 also relates to the shares of Series A Common Stock issuable upon exercise of certain warrants owned by certain subsidiaries of Comcast. Capitalized terms used without definitions in this Amendment No. 3 shall have the respective meanings ascribed to them in the
Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 3.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by inserting the following immediately prior to the third to last paragraph thereof:

     On May 18, 2001, Comcast PC, an indirect, wholly-owned subsidiary of Comcast, and AT&T, entered into a share issuance agreement (the "Share Issuance Agreement") pursuant to which AT&T agreed to issue shares of AT&T common stock to Comcast PC. The exact number of shares of AT&T common stock to be issued to Comcast PC will depend on recent trading prices of AT&T common stock and Series A Common Stock at the time of the closing of the transactions contemplated by the Share Issuance Agreement, but it is expected to be in excess of 80 million shares of AT&T common stock. Completion of the transactions contemplated by the Share Issuance Agreement is subject to certain conditions, including regulatory approval. Upon completion of the transactions contemplated by the Share Issuance Agreement, Comcast's Put under the Letter Agreement, which was exercised on January 11, 2001, will be fully satisfied. Comcast PC will not dispose of any Series A Common Stock in this transaction. AT&T will grant Comcast PC limited registration rights with respect to the AT&T common stock to be issued to Comcast PC at the closing of the transactions contemplated by the Share Issuance Agreement. The foregoing description of the Share Issuance Agreement is qualified in its entirety by reference to the text of the Share Issuance Agreement which is filed as Exhibit 10.1 hereto and is hereby incorporated by reference herein in its entirety.

Item 5. Interest in Securities of the Issuer.

     Part (b) of Item 5 is hereby replaced in its entirety as follows:

     Comcast has sole power (i) to vote or direct the vote and (ii) to dispose of or direct the disposition of the 31,253,180 shares of Series A Common Stock it beneficially owns.

     Comcast Online has sole power (i) to vote or direct the vote and (ii) to dispose of or direct the disposition of the 29,114,600 shares of Series A Common Stock it beneficially owns.

     Comcast PC has sole power (i) to vote or direct the vote and (ii) to dispose of or direct the disposition of the 29,114,600 shares of Series A Common Stock it beneficially owns.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by incorporating and repeating at the beginning thereof the response to Item 4 set forth in this Amendment No. 3.

Item 7. Material to be Filed as Exhibits.

     1. Share Issuance Agreement dated May 18, 2001 between Comcast PC Investments and AT&T Corp.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         Comcast Corporation


Date: May ___, 2001                      By: /s/ Arthur R. Block
                                            ------------------------------------
                                            Name:  Arthur R. Block
                                            Title: Senior Vice President Law


                                         Comcast Online Communications, Inc.


Date: May ___, 2001                      By: /s/ Arthur R. Block
                                            ------------------------------------
                                            Name:  Arthur R. Block
                                            Title: Senior Vice President Law


                                         Comcast PC Investments Inc.


Date: May ___, 2001                      By: /s/ Abraham E. Patlove
                                            ------------------------------------
                                            Name:  Abram E. Patlove
                                            Title: President

                                Index to Exhibits

Exhibit 10.1: Share Issuance Agreement dated May 18, 2001 between Comcast PC Investments and AT&T Corp.